(All dollar amounts are United States dollars unless otherwise stated)

GALIANO ANNOUNCES ACQUISITION OF EXPLORATION

PROPERTIES IN MALI

Vancouver, British Columbia, May 3, 2021 – Galiano Gold Inc. (“Galiano” or the “Company”) (TSX, NYSE American: GAU) announces that it has acquired 100% of ABG Mali Exploration SARL (“ABG Mali”) from a subsidiary of Barrick Gold for consideration paid of US$1.5 million. The ABG Mali property covers over 167 km2 and includes four exploration licenses.

The ABG Mali property is strategically located on the Senegal Mali Shear Zone (“SMSZ”), host to established gold deposits, including Loulo-Gounkoto and Fekola to the south and Sadiola and Yatela to the north.

A review of historical work including previous drilling and six multi-km gold-in-soil trends is underway. A soil sampling campaign is planned for this year, together with UAV borne geophysical surveys planned for later in 2021, to assist in drill targeting scheduled for 2022.

“Acquiring the ABG Mali properties is a small but meaningful step for Galiano. We believe that the properties have a lot of promise including several attractive intercepts from previous drilling,” said Greg McCunn, Chief Executive Officer. “Including Asumura, we now have two greenfield projects, both of which are located in prospective geological regions.”

ABG Mali Property Description

The ABG Mali property is located in south-west Mali, near the Senegal border (see Figure 1). The property is located at the top of greenstone belts where gold deposits commonly occur. There are widespread tarkwaian equivalent rocks on site as well as known gold occurrences and artisanal workings.

ABG Mali Geology

The ABG Mali concessions straddle the SMSZ, a major crustal scale terrane boundary that plays host to several established Gold deposits. Gold mineralisation along the structure is commonly associated with second and third order subsidiary shear zones, varying in strike from north-south, to northeast and northwest. Of note, many such structures can be seen transgressing the ABG Mali property. Concessions located on the eastern side of the SMSZ are dominated by the Kofi Series, which consists of a sequence of clastic sedimentary rocks and peraluminous granite plutons, and most notably, by sericite-tourmaline altered sandstones, a common feature of the gold deposits along the SMSZ. Concessions on the western side of the SMSZ are underlain by sedimentary rocks of the Diale-Dalema Supergroup, locally represented by a sequence of sandstone, conglomerate and chert, intruded by gabbroic and dacitic bodies.

Figure 1: ABG Mali Property Location

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements in this news release include, but are not limited to: Galiano’s plan to conduct soil sampling and geophysical survey work on the ABG Mali property in 2021 and drilling in 2022; the opportunity for the ABG Mali Property to create value for Galiano’s shareholders in the future; the Company’s belief that the ABG Mali Property is a promising greenfield target; and the nature of the geological setting of the ABG Mali Property. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the current or potential future effects of the COVID-19 pandemic on the Company’s business, operations and financial position, including restrictions on the movement of persons, restrictions on business activities, restrictions on the transport of goods, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 exploration plans; that the Company’s and the AGM’s responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the successful completion of exploration projects, planned exploration projects are completed within the timelines anticipated; that required permits will be obtained; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; and that the geological setting of the ABG Mali Property is similar to that generally encountered in the Senegal Mali Shear Zone or is otherwise favourable; .

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company’s and/or the AGM’s operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; the Company’s responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; adverse geotechnical and geological conditions may impede or prevent exploration or make exploration targets become unfavourable ; the Company’s operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company’s operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; labour disruptions could adversely affect the Company’s operations; the Company’s business is subject to risks associated with operating in a foreign country; risks related to the Company’s use of contractors; the hazards and risks normally encountered in the exploration for gold; the Company’s operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company’s operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company’s operations; the Company’s exploration programs may not be successful; and that the geological setting of the ABG Mali Property may not correspond with that of the Senegal Mali Shear Zone belt or may not otherwise be favourable to the Company.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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